UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
__________________

FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

August 12, 2026
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Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

2100-733 SEYMOUR STREET
VANCOUVER BC CANADA V6B 0S6
(Address of principal executive offices)

 001-41683
(Commission File Number)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT LIST

Exhibit	Description
99.1	Interim Financial Statements for the Period Ended June 30, 2026
99.2	Management’s Discussion and Analysis for the Period Ended June 30, 2026
99.3	CEO Certificate
99.4	CFO Certificate
99.5	News Release - Pan American Silver Reports Second Quarter 2026 Financial Results

Exhibits 99.1 and 99.2 of this report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (Nos. 333-180494, 333-180495, 333-206162 and 333-229795) that have been filed with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: August 12, 2026	By:	/s/ "Delaney Fisher"
Delaney Fisher
SVP, Associate General Counsel and Corporate Secretary